# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ROCKWELL MEDICAL, INC., CIK 0001041024
CUSIP: 774374300
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 30142 WIXOM ROAD, 30142 WIXOM ROAD, WIXOM, Michigan (MI), 48393
Date of event which requires filing of this statement: 12/12/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002021477-24-000001
Filed by CIK 0002022157

## Reporting persons
- Irrevocable Larson Family Investment Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 3,462,500; shared voting power 7,500; sole dispositive power 3,462,500; shared dispositive power 7,500; aggregate amount beneficially owned 3,470,000 (10.7% of the class)

## Item 1. Issuer
Name of issuer: ROCKWELL MEDICAL, INC.
Address of issuer's principal executive offices: 30142 WIXOM ROAD, 30142 WIXOM ROAD, WIXOM, MICHIGAN, 48393.

## Item 2. Person Filing
Name of person filing: The Irrevocable Larson Family Investment Trust
Address of principal business office or, if none, residence:
3608 Lexington Ave.
Dallas, Texas 75205
Citizenship: Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,470,000
Percent of class: 10.737
Sole power to vote or to direct the vote: 3,462,500
Shared power to vote or to direct the vote: 7,500
Sole power to dispose or to direct the disposition: 3,462,500
Shared power to dispose or to direct the disposition: 7,500

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Irrevocable Larson Family Investment Trust: Grayson Linyard, Attorney in Fact (12/17/2024)
Comment: Incorporating by reference the Power of Attorney attached to SEC Accession No. 0002021477-24-000005